

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via E-mail
Mark Pacchini
Chief Executive Officer
rVue Holdings, Inc.
10740B West Grand Avenue
Franklin Park, IL 60131

>   **Re: rVue Holdings, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed September 25, 2013**
>   **File No. 000-54348**

Dear Mr. Pacchini:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that "the Voting Stockholders voted in favor of the Amendment to increase the authorized shares of Common Stock to 240,000,000, in order to improve the Company's financial flexibility with respect to the Company's capital structure by having additional shares for future equity financings and acquisitions." You state that the extra shares of authorized Common Stock would be available for issuance "in public or private sales for cash as a means of obtaining additional capital for use in the company's business and operations, and issuance as part or all of the consideration required to be paid by the company for acquisitions of other businesses or assets." State whether or not there are any plans, proposals or arrangements currently contemplated that would involve the issuance of the additional shares to acquire another company, its assets or any of the other corporate purposes you state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Benjamin S. Reichel, Esq.
        Ellenoff Grossman & Schole LLP